Aegean Earth & Marine Corporation

71, El. Venizelou Ave. 176 71

Kallithea Athens, Greece

July 1, 2008

VIA EDGAR

United States Securities

  & Exchange Commission

100 F Street N.E.

Washington, D.C.  20549-7010

Attention:  Pamela A. Long

Re:

Aegean Earth & Marine Corporation

Registration Statement on Form S-1

Filed April 23, 2008

File No. 333-150389

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed April 21, 2008

File No. 000-52136

Dear Ms. Long,

This is in reply to your letter of comment dated May 20, 2008, regarding Aegean Earth & Marine Corporation’s (“Aegean”) Registration Statement on Form S-1 identified above.  Marked copies of Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) are being forwarded via overnight courier to you and to Dietrich King, Ernest Greene, Lisa Haynes and Lesli Sheppard of the Securities and Exchange Commission’s (the “SEC”) staff to facilitate their review of this filing.

The paragraph numbers below correspond to the numbered paragraphs in your comment letter and the page references are the same as set forth in your Letter of Comment.  The page references in our responses refer to the page number of the unmarked Amendment.  We do not repeat your comments but will try to respond to your expressed concerns.

United States Securities

  & Exchange Commission

July 1, 2008

Registration Statement

General

Comment No. 1.  Aegean has considered whether it qualifies as a foreign private issuer as defined in Rule 405 under the Securities Act of 1933, as amended.  Prior to the acquisition of Aegean Earth S.A., Aegean determined that it did not qualify as a foreign private issuer, as more than 50% of its voting securities were held by United States Citizens and its business was administered principally in the United States.  Subsequent to the acquisition, Aegean believed that it may qualify as a foreign private issuer, since although more than 50% of its voting securities were held by United States citizens, its business was no longer administered principally in the United States, and the majority of its officers and directors were not United States citizens and more than 50% of its assets were located outside of the United States.  However, Aegean has elected to file its registration statement as a smaller reporting company on Form S-1 pursuant to Rule 10(f) of Regulation S-K.

Registration Statement Cover Page

Comment No. 2.  Aegean has amended the cover page to show that its principal executive offices are located at 71, El. Venizelou Ave., 176 71 Kallithea Athens, Greece.  Please see the cover page to the Amendment.

Prospectus Cover Page

Comment No. 3.  Aegean has amended the cover page to the prospectus to highlight the cross reference to the risk factors section by using all capital letters and a larger font size than the surrounding text.  Please see the cover page of the prospectus.

Comment No. 4.  Aegean does plan to contact an authorized OTCBB market maker for sponsorship of its securities on the OTCBB in the future but has not identified or contacted any prospective market makers to date.  Aegean has not established a time table for contacting market makers.

Comment No. 5.  Aegean has revised the description of its proposed business.  Please see page 1 of the Amendment.

Comment No. 6.  Aegean has revised the prospectus summary to include a description of how Messrs. DeLape, Clancy and Krikis became engaged in Aegean’s business.  Please see page 1 of the Amendment.

United States Securities

  & Exchange Commission

July 1, 2008

Risk Factors, page 2

Comment No.7.  Aegean has added a risk factor concerning its current lack of licensure with the government of Greece.  Please see page 3 of the Amendment.

Comment No. 8.  Aegean has added a risk factor that addresses the risks associated with the fact that Aegean is authorized to issue 78,125,000 ordinary shares and 20,000,000 preference shares.  Please see page 7 of the Amendment.

We and our wholly owned subsidiary…, page 2

Comment No. 9.  Aegean has amended this risk factor to quantify and state our loss in our most recent fiscal year.  Please see page 2 of the Amendment.

We are subject to governmental regulations…, page 4

Comment No. 10.  Aegean as amended this risk factor to spell out European Economic Union.  Please see page 4 of the Amendment.

Need to have certain key management personnel, page 4

Comment No. 11.  Aegean has revised the subheading for this risk factor to adequately describe the risk and has revised the risk factor.  Please see page 5 of the Amendment.

Some of our officers and directors reside outside of the United States, page 5

Comment No. 12.  Aegean has amended this risk factor to identify the officer and the director that reside outside of the United States.  Please see page 5 of the Amendment.

Passive foreign investment company considerations, page 8

Comment No. 13.  Aegean has revised the subheading of this risk factor to adequately describe the risk.  Please see page 6 of the Amendment.

Management’s Discussion and Analysis of Financial Condition, page 8

Comment No. 14.  Aegean has amended this section clarify that it is currently in negotiations regarding projects and that it intends to undertake projects in the future

United States Securities

  & Exchange Commission

July 1, 2008

through its subsidiaries.  Please see “Overview” and “Plan of Operation” on pages 9 and 10 of the Amendment, respectively.

Comment No. 15.  Aegean has amended this section to provide a discussion of why it funded Aegean Earth S.A.’s working capital requirements prior to the acquisition.    Please see page 10 of the Amendment.

Plan of Operation, page 9

Comment No. 16.  Aegean has amended this section to include a discussion of expected time frames for completing the milestones described in this section.  Aegean will update these expected completion time frames in future filings as necessary.    Please see page 10 of the Amendment.

Comment No. 17.  Aegean has amended this section to include a discussion of the expected timing for commencement of operations and an estimated time frame for when Aegean expects to become profitable.    Please see page 10 of the Amendment.

Comment No. 18.  Aegean has amended this section to include a discussion of why it will attempt to acquire at least one additional construction company in Greece during the next 12 months.    Please see page 10 of the Amendment.

Comment No. 19.  Aegean has amended this section to clarify whether it is negotiations for projects with any parties other than the Municipality of Argostoli.    Please see page 10 of the Amendment.

Business, 11

Comment No. 20.  Aegean has amended the prospectus to include the disclosures required by Item 404(c) of Regulation S-K.  Please see “Certain Relationships and Related Transactions” on page 32 of the Amendment.

Comment No. 21.  Aegean has amended this section to identify by name the individual with whom it has entered into a consulting agreement and the identity of the construction company with which that individual was affiliated.  Please see page 13 of the Amendment.

Comment No. 22.  Aegean has amended this section to include disclosure of the country in which Argostoli is located, the identity of the person performing the feasibility study, the identity of the person paying for the study and the estimated dollar value of the project.   Please see page 14 of the Amendment.

United States Securities

  & Exchange Commission

July 1, 2008

Proposed Acquisition, page 12

Comment No. 23.  Aegean has amended this section to disclose the name of the target company, the anticipated timetable for acquisition and its plans for turning around the business of the target company.  Please see page 14 of the Amendment.

Government Regulation, page 13

Comment No. 24.  Aegean has amended this section to provide a discussion of the licensing process.  Please see page 14 of the Amendment.

Comment No. 25.  Aegean has revised this section to clarify that it intends to structure its acquisitions so that the target company’s shall be able to maintain their classifications. Please see page 14 of the Amendment.

Competition, page 13

Comment No. 26.  Aegean has revised the disclosure and has deleted the term “BOT participations.”  Please see page 15 of the Amendment.

Directors and Executive Officers, page 14

Comment No. 27.  Aegean has amended this section to contain the director independence disclosure required by Item 407(a) of Regulation S-K. Please see page 18 of the Amendment.

Comment No. 28.  Aegean believes that disclosure of officers’ and directors’ prior experience with blank check companies, if any, is provided in the disclosure of its officers’ and directors’ prior business history under “Management.”  To the extent that an officer’s or director’s prior business history included experience with a blank check company, during the time period required under Item 401 of Regulation S-K, such information would be included in the applicable director’s or officer’s biographical information.  Aegean is not aware of any blank check companies that its officers and/or directors will be involved in the future.

Comment No. 29.  Aegean has amended this section to describe the amount of time worked by each executive officer. Please see page 17 of the Amendment.

United States Securities

  & Exchange Commission

July 1, 2008

Executive Compensation, page 17

Comment No. 30.  Aegean has not paid any non-cash compensation to its executive officers.

Comment No. 30.  Aegean has not paid any non-cash compensation to its executive officers.

Selling Shareholders, page 19

Comment No. 31.  Aegean has amended this section to include the requested disclosures for selling shareholders that are affiliates of broker-dealers. Please see page 30 of the Amendment.

Comment No. 32.  Aegean has amended this section to include by name the natural persons who exercise voting or investment control with respect to the requested selling shareholders. Please see page 30 of the Amendment.

Comment No. 33.  Aegean has been advised that certain of the selling shareholders are family members.  However, since the total beneficial ownership of any of the related selling shareholders is well below 1% of the total issued and outstanding ordinary shares (approximately 70,000 shares) Aegean did not describe familial relationships in footnotes to the selling shareholder table.

Comment No. 34.  There are no relationships between the Company’s executive officers and the selling shareholders.

Certain Relationships and Related Transactions, page 29

Comment No. 35.  Aegean has revised this section to include the approximate dollar value of the amount involved in the acquisition of Aegean Earth S.A.  Please see page 31 of the Amendment.

Comment No. 36.  Aegean has revised this section to include with respect to the AAF loan the information required by Item 404(d)(1) of Regulation S-K.  Please see page 31 of the Amendment.

Comment No. 37.  Aegean has revised this section to include the related party transactions with Aegean Earth S.A., Access America  Investments, LLC and its founders.  Please see page 31 of the Amendment.

United States Securities

  & Exchange Commission

July 1, 2008

Description of Securities, page 30

Registration Rights, page 31

Comment No. 38.  There is no cash penalty under the registration rights agreement and there are no penalties resulting from delays in registering Aegean’s ordinary shares.

Legal Matters, page 33

Comment No. 39.  Aegean has revised this section to include the address of Stuarts Walker Hersant Attorneys-At-Law.  Please see page 35 of the Amendment.

Aegean Earth and Marine Corporation Audited Financial Statements

General

Comment No. 40.  Aegean, a smaller reporting company, has updated the financial information in the Amendment to include the results from its first quarter ended March 31, 2008 pursuant to Rule 8-08 of Regulation S-X.    Please see Management’s Discussion and Analysis of Financial Condition on page 9 and page F-12 of the Amendment.

Balance Sheets, page F-3

Comment No. 41.  Aegean has revised the disclosure to show that the par value of its ordinary shares is 0.00064 per share.  Please see page F-3 of the Amendment.

Statements of Operations, page F-4

Comment No. 42.  Aegean has revised this section to include the cumulative basic and diluted loss per share.  Please see page F-4 of the Amendment.

Note 11, Subsequent Event, page F-10

Comment No. 43.  Aegean has revised this section to Reflect the condensed balance sheet disclosing the initial amount assigned to each major asset and liability caption as of the acquisition date as required by paragraphs 51 and 52 of SFAS 141.  Please see page F-11 of the Amendment.

Comment No. 44.  Aegean has revised this section to include the pro forma combined balance sheet as of December 31, 2007 and the pro forma combined

United States Securities

  & Exchange Commission

July 1, 2008

statements of operations for the period of January 1, 2007 through December 31, 2007, and the period of January 1, 2008 through March 31, 2008, assuming that the acquisition took place on the beginning date of the respective period.  Please see page F-30 of the Amendment.

Comment No. 45.  Aegean has included in its interim financial statements the accounting treatment for the issuance of its ordinary and Series A Preference Shares.  .  Please see page F-19 of the Amendment.

Part II

Item 16. Exhibits, page II-3

Comment No. 46.  Aegean has included as exhibits to the Amendment the consulting agreement, the memorandum of understanding with respect to Empedos and the acquisition agreement pursuant to which it acquired Aegean Earth S.A.  We have not included an exhibit for the oral option agreement, as terms have not yet been defined and any document would not provide any more information than what is already included in the filing.  Please see page II-4 of the Amendment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Exhibits 31.1 and 31.2

Comment No. 47. In future filings, the identification of the certifying individual’s title will not be included at the beginning of the certification.

In connection with the Company’s anticipated request for acceleration of effectiveness of the above noted registration statement, the Company acknowledges the following:

(a)

Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

(b)

The action of the SEC or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

United States Securities

  & Exchange Commission

July 1, 2008

Should you have any further comments or questions, please do not hesitate to contact our counsel, either Lawrence Nusbaum or Andrew Russell of Gusrae, Kaplan, Bruno & Nusbaum, at 212-269-1400 or you may contact them via e-mail at lnusbaum@gkblaw.com or arussell@gkblaw.com, respectively, if you have further comments or desire any further information.

Very truly yours,

Aegean Earth & Marine Corporation

By: /s/  Rizos Krikis

Rizos Krikis

cc (via Federal Express, w/encl.):

Dietrich King

Ernest Greene

Lisa Haynes

Lesli Sheppard